FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  Charles Anthony Adams
                  2730 NW 31st Avenue
                  Portland, OR. 97210

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)


4.       Statement for Month/Year
                  12/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  /X/      Officer (give title below)
                                    President
                  /X/      10% Owner
                  / /      Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
                  i.       Common Stock
                  ii.      Common Stock
                  iii.
                  iv.

2.       Transaction Date(s) (Month/Day/Year)
                  i.       12/17/01
                  ii.
                  iii.
                  iv.


3.       Transaction Code (Instr. 8)
                  i.       Code:  G
                           V:  V
                  ii.      Code:
                           V:
                  iii.     Code:
                           V:
                  iv.      Code:
                           V:


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  i.       Amount:  66,192 (1)
                           (A) or (D):  D
                           Price:
                  ii.      Amount:
                           (A) or (D):
                           Price:
                  iii.     Amount:
                           (A) or (D):
                           Price:
                  iv.      Amount:
                           (A) or (D):
                           Price:


5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
         4)
                  i.       600,000
                  ii.      1,966,982
                  iii.        (2)
                  iv.         (3)

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  i.       I
                  ii.      I
                  iii.
                  iv.


7.       Nature of Indirect Beneficial Ownership (Instr. 4)
                  i.       Held By Charles A. Adams Family Trust
                  ii.      Held by Electra Partners, Inc.
                  iii.
                  iv.

         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
                  Warrant to Purchase Common Stock


2.       Conversion or Exercise Price of Derivative Security
                  $3.333

3.       Transaction Date (Month/Day/Year)

4.       Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable:  Currently Exercisable
                  Expiration Date:  12/31/02

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Title:  Common Stock
                  Amount:  32,886.75 shares

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
                  32,886.75

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)
                  I

11.      Nature of Indirect Beneficial Ownership (Instr. 4)
                  Held by Electra Partners, Inc.

Explanation of Responses:


(1) Reporting Person, as Trustee of the Charles A. Adams Family Trust, made gifts of Common Stock to three individuals.

(2) Reporting Person no longer has a reportable beneficial ownership interest in 525 shares owned by his son and included in Reporting Person's prior ownership reports.

(3) Reporting Person no longer has a reportable beneficial ownership interest in 525 shares owned by his daughter and included in Reporting Person's prior ownership reports.





                 /s/  Charles A. Adams                         12/17/01
                 ---------------------------------          --------------
                 Charles A. Adams
                 ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.